BARNETT & LINN
ATTORNEYS AT LAW
23564 Calabasas Road, Suite 205 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

April 20, 2020

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Danial Morris, Attorney
Erin Jaskot, Attorney
Patrick Kuhn, Accountant
Bill Thompson, Accountant

Re:	Carriage House Event Center, Inc. (“Registrant” and/or “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed on January 28, 2020
File No. 333-236117

Gentlepersons:

The Registrant hereby files its Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 1”). The Amendment No. 1 has been revised in accordance with the Commission’s comment letter dated March 25, 2020 (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Cover Page

1. In response to your comment, we have included disclosure regarding the stock ownership and voting power of our CEO and sole director to the Cover Page, if only 50% of the offering is sold.

Our president and secretary have conflicts of interest, page 8

2. In accordance with your comment we have added disclosure regarding the other activities of our president and Secretary and the amount of time they each will be devoting to the Company.

Because we will likely have fewer than three hundred shareholders of record, page10

3. Regarding this comment, we have added an additional information to two Risk Factors on page 10 clarifying reporting obligations under Section 15(d) and reconciling the two relating to whether we intend to file under Section 12(g).

Description of Business, page 18

4. We have substantially revised the Business section in accordance with your comments.

Exhibits

5. In accordance with your comment we have separated the promissory notes and amendments thereto into separate exhibits.

General

6. In response to your comment we have added a Risk Factor regarding “Shell Corporation” which includes prohibition to use Form S-8. After consultation with Staff we have also added disclosure on the Registration cover page relating to the Shell status of the Company. Furthermore, we have added Shell status information under “Shares Eligible For Future Sale”-Rule 144-page 38.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: scc

cc/ Ms. Ray, President